                               L. STEPHEN ALBRIGHT

                                 ATTORNEY AT LAW

                       17337 Ventura Boulevard, Suite 208

                            Encino, California 91316

                     Ph. (818) 789-0779 o Fax (818) 784-0205

                            LStephenAlbright@aol.com

VIA EDGAR & FEDERAL EXPRESS

Andrew Schoeffler, Esq.

SECURITIES & EXCHANGE COMMISSION

Division of Corporate Finance, Office of Small Business Review

450 Fifth Street N.W.

Washington, D.C.  20549

Re:      Electronic Game Card, Inc. (the "Company")

         Preliminary Information Statement on Form 14C

         Filed:   May 27, 2005, amended on September 20, 2005 and November 22,

                  2005 ("14C")

         File No.:         000-25843

         Form 10-KSB/A for the year ended December 31, 2004

         Filed:   April 20, 2005, amended on April 22, 2005, amended November

                  22, 2005 ("Form 10-KSB/A")

         File No.:         000-25843

         Form 10-QSB/A for the quarter ended March 31, 2005 Filed: May 19, 2005,

         amended November 22, 2005 ("March 10-QSB/A") File No.: 000-25843

         Form  10-QSB/A  for the quarter  ended June 30, 2005 Filed:  August 15,

         2005 ("June 10-QSB/A")

         File No.:         000-25843

         Form 10-QSB/A for the quarter ended September 30, 2005

         Filed:   November 14, 2005 ("September 10-QSB/A")

         File No.:         000-25843

Dear Mr. Schoeffler:

I am in receipt of a copy of the  Commission's  December 14, 2005 comment letter to Mr. John Bentley, Chief Executive Officer of the Company, a copy of which was sent to the undersigned.  Please consider this letter to be the Company's formal response to the Commission's comment letter.


Andrew Schoeffler, Esq.

SECURITIES & EXCHANGE COMMISSION

As required,  we are  enclosing  three (3) clean copies of the Form 10-KSB/A and the March,  June and  September  Forms  10-QSB/A,  with  exhibits  and three (3)

complete  redlined  copies of same,  without  exhibits.  The redlined copies are marked to show the  changes  from the  original  filing.  Deletions  are  marked striked out and inserts are underlined or double-underlined.

This  letter  responds  to the  comments  in the  same  order  presented  by the

Commission and with the same comment item numbers.

As a preliminary  note,  please be advised that Mr. John Bentley's  relationship with the  Company  terminated  at  midnight  January  31,  2006.  Mr.  Bentley's resignation  as an  officer  and  director  of the  Company  were  accepted  and effective  at that  time.  Mr. Lee Cole,  one of the  Company's  directors,  has assumed  the  temporary  positions  of  "Acting  President"  and  "Acting  Chief

Executive  Officer"  while the  Company  seeks a permanent  replacement  for Mr.

Bentley.

Further,  Mr. Bentley's departure reduces the number of members of the Company's

Board of  Directors  from three (3) to two (2).  The  Company  is also  actively seeking a replacement for Mr. Bentley on its Board of Directors.

This information regarding Mr. Bentley and Mr. Cole has been disclosed in a Form

8-K which has been filed with the Commission by the Company.

GENERAL

1.       Enclosed  please find copies of the financial  statements of Electronic

Game Card,  Inc., as of December 5, 2003 and of Scientific Game Card, Inc. as of

December  5,  2003,  the  date  of  the  reveres  acquisitions.   As  a  further

supplemental response to this comment,  filed herewith (via EDGAR, but not as an exhibit to the Form  10-KSB/A and Federal  Express),  please find the  Company's analysis of "adjustments to shareholders' equity to effect the transaction."

PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14C

Comments  Nos.  2 through 5 were  addressed  in a cover  letter  filed  with the

Commission via EDGAR in conjunction  with the Company's  January 30, 2006 filing of a revised Preliminary Form 14C.

FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2004

COVER PAGE

Comment No. 6.    The Form  10-KSB/A  has been revised to respond to the staff's comments. The revisions should be in compliance with the staff's comments.


Andrew Schoeffler, Esq.

SECURITIES & EXCHANGE COMMISSION

ITEM 1. DESCRIPTION OF BUSINESS, PAGE 2

Comments No. 7.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revisions should be in compliance with the staff's comments.

Comments No. 8.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revisions should be in compliance with the staff's comments.

OVERVIEW, PAGE 2

Comment No. 9.    The Form  10-KSB/A  has been revised to respond to the staff's comments. The revisions should be in compliance with the staff's comments.

MANUFACTURING AGREEMENTS, PAGE 2

Comment No. 10.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

SALES AND MARKETING, PAGE 2

Comment No. 11.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

Comment No. 12.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

RESEARCH AND DEVELOPMENT, PAGE 3

Comment No. 13.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

COMPETITION, PAGE 3

Comment No. 14.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

SALES PROMOTION MARKET, PAGE 3

Comment No. 15.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.


Andrew Schoeffler, Esq.

SECURITIES & EXCHANGE COMMISSION

INDIAN GAMING MARKET, PAGE 4

Comment No. 16.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

Comment No. 17.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS, PAGE 6

Comment No. 18.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

RECENT SALES OF UNREGISTERED SECURITIES, PAGE 8

Comment No. 19.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

Comment No. 20.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

SECURITIES AUTHORIZED TO BE ISSUED UNDER EQUITY COMPENSATION PLAN, PAGE 9

Comment No. 21.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ITEM 7.  FINANCIAL STATEMENTS, PAGE 23

STATEMENT OF STOCKHOLDERS' EQUITY, PAGE 23

Comment No. 22.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE 25

Comment No. 23.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT  ACCOUNTING POLICIES - EMPLOYEE

STOCK OPTIONS, PAGE 27

Comment No. 24.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.


Andrew Schoeffler, Esq.

SECURITIES & EXCHANGE COMMISSION

NOTE 8 - STOCK OPTIONS / WARRANTS

Comment No. 25.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

Comment No. 26.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

NOTE 8A.  CONTROLS AND PROCEDURES, PAGE 36

Comment No. 27.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

NOTE 8B.  OTHER INFORMATION, PAGE 36

Comment No. 27.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY, PAGE 36

Comments Nos. 29, 30 and 31.       The Form 10-KSB/A has been revised to respond

to the staff's  comments.  The revision should be in compliance with the staff's comments.

ITEM 10.  EXECUTIVE COMPENSATION

Comment No. 32.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

Comment No. 33.   The Form  10-KSB/A  has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

ITEM 12.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 40

Comments Nos. 34, 35, 36 and 37.   The Form 10-KSB/A has been revised to respond

to the staff's  comments.  The revision should be in compliance with the staff's comments.

SIGNATURES

Comment  No. 38. The Form  10-KSB/A  has been  revised to respond to the staff's comments.  However, please note the recent change in management described above.

The revision should be in compliance with the staff's comments.


Andrew Schoeffler, Esq.

SECURITIES & EXCHANGE COMMISSION

FORM 10-QSB/A FOR THE QUARTER ENDED MARCH 31, 2005. ("MARCH 10-QSB/A")

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION . . .

Comment No. 39.   The March 10-QSB/A has been  revised to respond to the staff's comments and all required  exhibits are either filed herewith or incorporated by reference. The revision should be in compliance with the staff's comments.

ITEM 3.  CONTROLS AND PROCEDURES

Comment No. 40.   The March  10-QSB/A has been revised to respond to the staff's comments. The revision should be in compliance with the staff's comments.

EXHIBITS 31.1 AND 31.2

Comment No. 41.  The March 10-QSB/A and the June 30, 2005 and September 30, 2005

Forms  10-QST/A's,  have been  revised to respond to the staff's  comments.  The revision  should be in  compliance  with the staff's  comments.  I note that the

Commission's  reference to "Form 10-QSB for the quarters ended June 30, 2004 and

September 30, 2005" inadvertently  references June 30, 2004 when it should refer to June 30, 2005. The Company's  response  assumes the intended  reference is to

June 30, 2005.

FORM 10-QSB/A FOR THE QUARTER ENDED JUNE 30, 2005. ("JUNE 10-QSB/A")

FORM 10-QSB/A FOR THE QUARTER ENDED SEPTEMBER 30, 2005. ("SEPTEMBER 10-QSB/A")

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION . . .

Comment No. 42, 43 and 44.     The June  10-QSB/A and  September  10-QSB/A  have

been revised to respond to the staff's  comments  and all required  exhibits are either filed herewith or  incorporated  by reference.  The revision should be in compliance with the staff's comments.

ITEM 3.  CONTROLS AND PROCEDURES

Comment No. 45.   The June  10-QSB/A  and  September 10-QSB/A  have been revised to respond to the staff's  comments.  The revision  should be in compliance with the staff's comments.


Andrew Schoeffler, Esq.

SECURITIES & EXCHANGE COMMISSION

CLOSING COMMENTS

Finally,  there  has been one (1)  material  development  not  disclosed  on the amended Form 10-KSB and Forms 10-QSB.  That  development is the departure of Mr.

Bentley from the Company.  However,  that event took place after the periods for which each of the reports  addresses.  The only  reference  to the change in the reports is on the signature  pages.  The change has been disclosed to the public in a Form 8-K.

                                          Sincerely,

                                          /S/ L. STEPHEN ALBRIGHT

                                          -----------------------

                                          L. STEPHEN ALBRIGHT

enclosures

c:       Linden Boyne @ Electronic Game Card., Inc., w/encls